FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 3, 2010

Commission File Number: 001-33690

SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 3, 2010, Seanergy Maritime Holdings Corp. issued a press release announcing that it has entered into a Letter of Intent with Maritime Capital Shipping (Holdings) Limited, of the British Virgin Islands ("Seller"), to acquire a 51% ownership interest in Maritime Capital Shipping Limited, of Bermuda, for a purchase price of $33 million.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SUBMITTED HEREWITH:

Exhibits

99.1           Press Release dated May 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Holdings Corp.

Dated: May 3, 2010	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

Exhibit 99.1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES LETTER OF INTENT FOR STRATEGIC ACQUISITION OF A CONTROLLING INTEREST IN MARITIME CAPITAL SHIPPING LIMITED

May 3, 2010 – Athens, Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that it has entered into a Letter of Intent with Maritime Capital Shipping (Holdings) Limited, of the British Virgin Islands ("Seller") to acquire a 51% ownership interest in Maritime Capital Shipping Limited, of Bermuda ("MCS") for a purchase price of USD 33 million.

MCS is based in Hong Kong and is a provider of international maritime transportation services through its ownership of dry bulk vessels. MCS was founded in 2006 by unaffiliated third parties, a team of dedicated professionals with many years of experience operating vessels in the dry bulk sector. The company generates its revenues by employing its ships on time and bareboat charters with well established shipping operators. Its current fleet is comprised of 9 Handysize dry bulk carriers with a combined cargo-carrying capacity of 249,236 dwt and an average fleet age of approximately 10.7 years.

Maritime Capital Shipping (Holdings) Limited, a company controlled by members of the Restis family, will retain a 49% ownership interest in MCS.

As a result of the acquisition, the size of the Company's fleet will increase from 11 to 20 dry bulk vessels with a combined cargo-carrying capacity of approximately 1,292,532 dwt and an average fleet age of 12.6 years, comprising of 4 Capesize, 3 Panamax, 2 Supramax, 1 Handymax and 10 Handysize dry bulk carriers.

The acquisition is subject to final documentation, expected to be entered into by the Seller and the Company by June 1, 2010.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax and two Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited ("BET") which owns five drybulk carriers, four Capesize and one Panamax.

As a result, the Company's current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of 1,043,296 dwt and an average age of 14 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com